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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC  20549




                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                              (Amendment No. 1 )(1)


                                 US Unwired Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                              Class A Common Stock
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                    90338R104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   12/31/2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     /X/  Rule 13d-1(b)

     / /  Rule 13d-1(c)

     / /  Rule 13d-1(d)


-----------------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

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--------------------                                       --------------------
CUSIP No. 90338R104                    13G/A                  Page 2 of 8 Pages
--------------------                                       --------------------

-------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         The TCW Group, Inc., on behalf of the TCW Business Unit
-------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)   / /
                                                                      (b)   /X/
-------------------------------------------------------------------------------
3. SEC USE ONLY

-------------------------------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION

          Nevada corporation
-------------------------------------------------------------------------------
           NUMBER OF      5. SOLE VOTING POWER
            SHARES                                                  -0-
         BENEFICIALLY     -----------------------------------------------------
           OWNED BY       6. SHARED VOTING POWER
             EACH                                                   -0-
          REPORTING       -----------------------------------------------------
            PERSON        7. SOLE DISPOSITIVE POWER
             WITH                                                   -0-
                          -----------------------------------------------------
                          8. SHARED DISPOSITIVE POWER
                                                                    -0-
-------------------------------------------------------------------------------
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          -0-
-------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                    / /
-------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.0%(see response to Item 4)
-------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON*
         HC/CO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

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--------------------                                      --------------------
CUSIP No. 90338R104                   13G/A                  Page 3 of 8 Pages
--------------------                                      --------------------

------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Robert A. Day
------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)   / /
                                                                     (b)   /X/
------------------------------------------------------------------------------
3. SEC USE ONLY

------------------------------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION

          United States Citizen
------------------------------------------------------------------------------
           NUMBER OF      5. SOLE VOTING POWER
            SHARES                                              -0-
         BENEFICIALLY     ----------------------------------------------------
           OWNED BY       6. SHARED VOTING POWER
             EACH                                               -0-
          REPORTING       ----------------------------------------------------
            PERSON        7. SOLE DISPOSITIVE POWER
             WITH                                               -0-
                          ----------------------------------------------------
                          8. SHARED DISPOSITIVE POWER
                                                                -0-
------------------------------------------------------------------------------
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          -0-
------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                       / /
------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.0%(see response to Item 4)

------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON*
         HC/IN
------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

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                                                              Page 4 of 8 Pages

Item 1(a).   Name of Issuer:

             US Unwired Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:

             901 Lakeshore Drive
             Lake Charles, LA 70602

Item 2(a).   Name of Persons Filing:
Item 2(b).   Address of Principal Business Office, or if None, Residence:
Item 2(c).   Citizenship:

             The TCW Group, Inc., on behalf of the TCW Business Unit 865 South Figueroa Street
             Los Angeles, CA 90017
             (Nevada Corporation)

             Robert A. Day
             865 South Figueroa Street
             Los Angeles, CA 90017
             (United States Citizen)

Item 2(d).   Title of Class of Securities:

             Class A Common Stock

Item 2(e).   CUSIP Number:

             90338R104

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                                                              Page 5 of 8 Pages


Item 3. If This Statement Is Filed Pursuant to Sections 240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

        (a) / / Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).
        (b)  / /  Bank as defined in Section 3(a)(6) of the Act
                  (15 U.S.C. 78c).
        (c) / / Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).
        (d) / / Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
        (e)  / /  An investment adviser in accordance with
                  Section 240.13d-1(b)(1)(ii)(E).
        (f) / / An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).
        (g) /X/ A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

                 (SEE Item 7)
                  The TCW Group, Inc., on behalf of the TCW Business Unit and Robert A. Day (individual who until July 6, 2001 may be deemed to control The TCW Group, Inc. and other entities which hold the Class A Common Stock of the issuer)

        (h)  / /  A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act (12 U.S.C. 1813);
        (i)  / /  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
        (j) / / Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).If this statement is filed pursuant to Rule 13d-1(c), check this box. / /

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                                                              Page 6 of 8 Pages

Item 4.    Ownership **

           The TCW Group, Inc., on behalf of the Business Unit ***
           -------------------------------------------------------

          (a)  Amount beneficially owned: none.
          (b)  Percent of class:  0.0%
          (c)  Number of shares as to which such person has:
               (i)    Sole power to vote or to direct the vote: none.
               (ii)   Shared power to vote or to direct the vote: none.
               (iii) Sole power to dispose or to direct the disposition of: none.
               (iv) Shared power to dispose or to direct the disposition of: none.

           Robert Day ****
           ---------------

          (a)  Amount beneficially owned: none.
          (b)  Percent of class:  none.
          (c)  Number of shares as to which such person has:
               (i)    Sole power to vote or to direct the vote: none.
               (ii)   Shared power to vote or to direct the vote: none.
               (iii)  Sole power to dispose or direct the disposition of:
                      none.
               (iv)   Shared power to dispose or to direct the disposition of:
                      none.

-------------------
** The filing of this Schedule 13G shall not be construed as an admission that the reporting person or any of its affiliates is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Schedule 13G. In addition, the filing of this Schedule 13G shall not be construed as an admission that the reporting person or any of its affiliates is the beneficial owner of any securities covered by this Schedule 13G for any other purposes than Section 13(d) of the Securities Exchange Act of 1934.

***    See Exhibit "A"

**** As a result of the acquisition of control of The TCW Group, Inc. by Societe Generale, S.A. on July 6, 2001, Robert A. Day no longer is deemed to share voting or dispositive power with The TCW Group, Inc.


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                                                              Page 7 of 8 Pages


Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /X/.

         As a result of the acquisition of control of The TCW Group, Inc. by Societe Generale, S.A. on July 6, 2001, Robert A. Day no longer is deemed to share voting or dispositive power with The TCW Group, Inc., and is therefore no longer the beneficial owner of any shares of the class of securities. The TCW Group, Inc. continues to be the beneficial owner of more than five percent of the class of securities.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         SEE Exhibit A.

Item 8.  Identification and Classification of Members of the Group.

         SEE Exhibits A and B.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         Because this statement is filed pursuant to Rule 13d-1(b), the following certification is included:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                                              Page 8 of 8 Pages


                                    SIGNATURE


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated this 13th day of February, 2002.



                                      The TCW Group, Inc., on behalf of the TCW
                                      Business Unit

                                      By: /s/ Linda D. Barker
                                          -------------------
                                          Linda D. Barker
                                          Authorized Signatory

                                      Robert A. Day

                                      By: /s/ Linda D. Barker
                                          -------------------
                                          Linda D. Barker
                                          Under Power of Attorney
                                          dated November 6, 2000,
                                          on file with Schedule 13G
                                          for Retek, Inc. dated
                                          November 8, 2000.